FIRST SUN CAPITAL BANCORP

1400 16th Street, Suite 250

Denver, Colorado 80202

June 22, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	FirstSun Capital Bancorp
Draft Registration Statement on Form S-4
Submitted June 22, 2021
CIK 0001709442

Ladies and Gentlemen:

We are confidentially submitting our nonpublic draft registration statement on Form S-4 (the “Draft Registration Statement”) with respect to our common stock to be issued as merger consideration to the shareholders of Pioneer Bancshares, Inc. (“Pioneer”) in conjunction with our acquisition by merger of Pioneer and its subsidiary, Pioneer Bank, SSB.

We confirm that we will publicly file the Draft Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

Please direct all notices and communications with respect to this confidential submission to our counsel as follows:

J. Brennan Ryan, Esq.
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia 30363
brennan.ryan@nelsonmullins.com
Direct: (404) 322-6444

Please contact me, at (303) 831-6704 or Mollie.Carter@sunflowerbank.com, or Mr. Ryan if you have any questions regarding the foregoing.

Sincerely,

/s/ Mollie H. Carter
Mollie H. Carter
Chief Executive Officer on behalf of
FirstSun Capital Bancorp

cc: J. Brennan Ryan, Nelson Mullins Riley & Scarborough LLP